Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following press release was issued by MarkWest Energy Partners, L.P. on July 20, 2015.

DENVER—(BUSINESS WIRE)—Jul. 20, 2015— MarkWest Energy Partners, L.P. (NYSE:MWE) today announced that the Board of Directors of the General Partner of MarkWest Energy Partners, L.P., declared a cash distribution of $0.92 per common unit for the second quarter of 2015, for an implied annual rate of $3.68 per common unit. The second quarter 2015 distribution represents an increase of $0.04 per common unit, or 4.5 percent, compared to the second quarter 2014 distribution and an increase of $0.01 per common unit, or 1.1 percent, compared to the first quarter 2015 distribution.

The second quarter 2015 distribution is payable August 14, 2015, to unitholders of record on August 6, 2015. The ex-dividend date is August 4, 2015.

MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream services related businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation where it provides midstream services to its producer customers.

This press release is intended to be a qualified notice under Treasury Regulation Section 1.1446-4(b). Brokers and nominees should treat one hundred percent (100.0%) of MarkWest’s distributions to non-U.S. investors as being attributable to income that is effectively connected with a United States trade or business. Accordingly, MarkWest’s distributions to non-U.S. investors are subject to federal income tax withholding at the highest applicable effective tax rate.

This press release includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although MarkWest believes that the expectations reflected in the forward-looking statements are reasonable, MarkWest can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect operations, financial performance, and other factors as discussed in filings with the Securities and Exchange Commission. Among the factors that could cause results to differ materially are those risks discussed in the periodic reports filed with the SEC, including MarkWest’s Annual Report on Form 10-K for the year ended December 31, 2014. You are urged to carefully review and consider the cautionary statements and other disclosures made in those filings, specifically those under the heading “Risk Factors.” MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties.  These statements may include statements regarding the proposed acquisition of MarkWest by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MarkWest’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MarkWest’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MarkWest being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MarkWest and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including MarkWest’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of MarkWest by MPLX. In connection with the proposed acquisition, MarkWest and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus.  Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from MarkWest by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, MarkWest and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MarkWest common units with respect to the proposed transaction. Information about MarkWest’s directors and executive officers is set forth in the proxy statement for MarkWest’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MarkWest’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015.  To the extent holdings of MarkWest securities have changed since the amounts contained in the proxy statement for the MarkWest’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available).  These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MarkWest using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.